Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Construction Update Don Clarke, Construction Director

Jacobina Mineração e Comércio Expansion Project

Location Map - JMC

Plant Expansion Plan Mill capacity expanded to nominal 5,000 tpd in November 2006 with addition of cone crusher for feed to Mill #2 Phase 1 Expansion - 6,500 tpd by Q1 2008: 2-stage Crushing + Mill # 2 New Shell & Motor 4.5 khp Phase 2 Expansion – Targeting > 8,000 tpd by Q3 2008 : 3-stage Crushing + Mill # 2 New Shell & Motor 4.5 khp A new tailings dam: project in 2007 ; Construction in 2008 By Q4 2008, Jacobina should be at a runrate to sustain production at levels above 200,000 ounces per year at cash costs targeted below US $300/oz

Phase I – 6,500 tpd Engineering complete Overall progress 85% complete Construction Progress 65% complete Startup scheduled for April 2008 Expansion to > 8,000 tpd targeted by 2009

Jacobina, Brazil

Jacobina, Brazil

Jacobina, Brazil

São Vicente, Mato Grosso

Mato Grosso Location Map - SBMM

São Vicente – Feasibility Parameters Recoverable ounces of 302 K oz from P&P reserves of 342 K oz (88% estimated recovery) Initial minelife of 5 - 6 years Initial Capex of US$ 44 million Feasibility cash cost estimated at US$ 276/oz (US$ 7.14 per tonne of ore Now projected to be higher at approximately $300/oz, given current $R to $US Fx of 1.9 to 1 vs. feasibility assumption of 2.4 to 1 Upside from additional inferred resouces of 100K ounces and from higher grade underground targets

São Vicente, Mato Grosso Engineering 50% complete Construction 5% complete Startup scheduled for July 2008

São Vicente, Mato Grosso

São Vicente, Mato Grosso

São Vicente, Mato Grosso